WOODSIDE
AUSTRALIAN ENERGY

02 AUG 23 AM 9:58

8 August 2002

02049534

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL
SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document which has recently been filed with the Australian Stock Exchange ("ASX").

- Stock Exchange Release in relation to China LNG Contract lodged with the Australian Stock Exchange ("ASX") on 8 August 2002
- Stock Exchange Release in relation to Australia winning China LNG Bid, lodged with the ASX on 8 August 2002
- Stock Exchange Release in relation to the Chairman's Address re China LNG Success lodged with the ASX on 8 August 2002.
- Stock Exchange Release in relation to China LNG Contract - Prime Minister's Release lodged with the ASX on 8 August 2002.
- Stock Exchange Release in relation to China LNG Contract confirmation, lodged with the ASX on 8 August 2002

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

dlw 9/4

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

8 August 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

China LNG Contract

Woodside Petroleum Ltd. advises that it has received via the Xinhua News Agency reports that the Chinese Government has selected the North West Venture, operated by Woodside, as its preferred gas supplier to the first phase of the Guangdong LNG terminal, the first of its kind in China.

According to the reports, the 25-year contract involves the supply of three million tonnes of LNG per year to the project. Annual handling capacity of the plant will increase to five million tonnes after the second phase expansion due in 2008, the reports said.

Woodside is yet to be officially advised of the Chinese announcement and will notify the exchange as soon as official confirmation is received.

KAREN LANGE
COMPANY SECRETARY

WOODSIDE
AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

8 August 2002
1245 Hours (WST)

AUSTRALIA WINS CHINA LNG BID

Woodside has been advised through Australian diplomatic channels that The People's Republic of China has selected Australia as the preferred supplier of three million tonnes of LNG a year for 25 years.

Supply to the Guangdong LNG Project in southern China will begin from the North West Shelf Venture in 2005-06, subject to finalising commercial agreements and final approval by the Chinese Government.

John Akehurst, Managing Director of Woodside Energy Ltd., thanked the People's Republic of China for selecting Australia. He also thanked the Prime Minister and ministers of the Commonwealth and Western Australian Governments for their tremendous support during the bidding process.

"This is a great outcome for Australia and for the North West Shelf. It is the result of a sustained effort by many people over a long period. Cooperation between industry and governments could not have been better and Australia LNG, which is our marketing arm in China, has done a great job", he said.

"We are now embarking on the final optimisation of the design of the fifth LNG train at Karratha which will be required to meet our total future supply commitments."

The fifth LNG train will involve additional capital expenditure of more than A$1 billion over three years. The fourth LNG train and the second trunkline projects costing A$2.4 billion are already under construction and are proceeding on budget and schedule.

Completion of the fourth and fifth trains will more than double LNG processing capacity at Karratha from its current level of 7.5 million tonnes a year.

As a result of China's decision, and after the execution of the LNG sale and purchase agreements, CNOOC Limited will have the opportunity to acquire a participating interest in North West Shelf Venture reserves and production that will supply gas to Guangdong. A proposal has been made that will allow CNOOC Limited to become a full member of the joint venture that will be created to facilitate the LNG supply to China.

It is also proposed that the North West Shelf Venture and the Chinese shipping companies, COSCO and China Merchants, will establish a joint venture company to support LNG transport to Guangdong. Two to three LNG ships will be required to service the China trade route."

Woodside is a 1/6th participant in, and operator of, the North West Shelf Venture.

Woodside is yet to be officially advised of the Chinese announcement and will notify the exchange as soon as official confirmation is received.

MEDIA INQUIRIES

Woodside Energy Ltd.

Rob Millhouse, Public Issues Manager

W: (08) 9348 4281 M: (0419) 588 166

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

8 August 2002
12.55pm (WST)

CHINA LNG SUCCESS

Woodside Chairman offers congratulations

Following today's announcement that China has selected the North West Shelf Venture as its inaugural LNG supplier, Mr Charles Goode, Chairman of Woodside Petroleum Ltd., said:

> "This is a very significant contract for the North West Shelf Venture and also for the development of trade between Australia and China.
>
> The North West Shelf has an excellent record over more than a decade as an efficient and reliable supplier of LNG. The Australian tender, therefore, had the sound credentials of an efficient existing operation, good reserves and strong management.
>
> There was also a well co-ordinated marketing program to China over a number of years with the strong support of both the Western Australian and Commonwealth Governments.
>
> I would like to thank the Prime Minister of Australia, in particular, for his leadership and personal support in the discussions he held at the highest levels in China at a crucial stage.
>
> This is an outstanding example of a major Australian project receiving both Commonwealth and State Government support in its marketing efforts to a country which has major government involvement in its economy and trade."

Woodside is yet to be officially advised of the Chinese announcement and will notify the exchange as soon as official confirmation is received.

MEDIA INQUIRIES

Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

8 August 2002
1.10pm WST

China LNG Contract - Prime Minister's Release

Following is the text of a release from the Prime Minister's office on 8 August 2002.

"AUSTRALIA WINS CHINA LNG CONTRACT
I am delighted to announce that today I have been advised by the Chinese Premier Zhu Rongji that Australia's Northwest Shelf Venture has been chosen by China to be the sole supplier of liquefied natural gas (LNG) to its first LNG project in Guangdong province.

The contract will be worth between $20 - $25 billion in export income for Australia. This is Australia's largest single export deal.

Starting from 2005–06 the venture will supply over 3 million tonnes of LNG per year for 25 years. It is likely to entail an eventual additional investment in a fifth LNG processing train for the Northwest Shelf facilities on the Burrup peninsula, which in itself would be worth about $1.5 billion.

I warmly congratulate the venture on winning this contract. It has been a pleasure to work so closely with the Chief Executives of the consortium to achieve this excellent result.

It is a major and exciting development in the growing trade and economic relationship shared by Australia and China. It represents a new energy partnership between our two nations.

This outcome follows several years of tireless work by many parties. A great Australian team effort has been involved.

I pay tribute to the companies and to the Australian Ambassador in Beijing Mr David Irvine who has been ceaseless in his efforts on behalf of the joint venture. Many of my ministerial colleagues have also been heavily involved.

The joint venture's bid for the LNG contract was a major focus of my own visit to Beijing in May. I especially appreciated the manner in which my strong support for and representations on behalf of the joint venture were received by the Chinese leadership.

The awarding of this contract to Australia is a fitting way to mark the 30th year of diplomatic relations between our two countries. It speaks well of the trust and respect which exists between us as well as the maturity of the relationship.

Note: The participants in the Venture are Woodside Energy Ltd (operator), BHP Billiton Petroleum (North West Shelf) Pty Ltd, BP Developments Australia Pty Ltd, Chevron Texaco Australia Pty Ltd, Japan Australia LNG (MIMI) Pty Ltd and Shell Development (Australia) Proprietary Ltd - and the Venture's marketing arm, Australia LNG (ALNG).

8 August 2002"

Woodside is yet to be officially advised of the Chinese announcement and will notify the exchange as soon as official confirmation is received.

MEDIA INQUIRIES

Woodside Energy Ltd.

Rob Millhouse, Public Issues Manager

W: (08) 9348 4281 M: (0419) 588 166

8 August 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.

ABN 55 004 898 962

STOCK EXCHANGE RELEASE

China LNG Contract Confirmation

Woodside Petroleum Ltd. previously advised that it would notify the Exchange as soon as official confirmation was received of the North West Shelf Venture's selection as preferred gas supplier to the first phase of the Guangdong LNG Terminal in China.

The Guangdong LNG Terminal and Trunkline Project Joint Executive Office, by way of facsimile dated 8 August 2002 to the President of ALNG, Mr. Arthur Dixon, advises that ALNG has been selected as the final supplier to the Phase I of Guangdong LNG Project.

The facsimile is signed by Zhao Xiuguang, Director, Joint Executive Office, Guangdong LNG Terminal and Trunkline Project.

ANTHONY NIARDONE
Asst. Company Secretary